UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2025

Commission file number: 001-39978

CN ENERGY GROUP. INC.

Building 2-B, Room 206, No. 268 Shiniu Road

Liandu District, Lishui City, Zhejiang Province

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

CNEY Has Regained Compliance with Nasdaq Minimum Bid Price Requirement

As previously disclosed, on May 28, 2024, CN Energy Group. Inc. (“CNEY” or the “Company”) received a deficiency notice from the Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that, for the last 30 consecutive business days, the closing bid price for the Company’s Class A ordinary shares (the “Ordinary Shares”) had been below the minimum of $1.00 per Ordinary Share required for continued listing on the Nasdaq Capital Market (the “Minimum Bid Price Rule”) and did not meet the Minimum Bid Price Rule set forth in Nasdaq Listing Rule 5550(a)(2). Pursuant to the Nasdaq Listing Rules, the Company had been provided with a compliance period of 180 calendar days, or until November 25, 2024, to regain compliance with the Minimum Bid Price Requirement.

On November 26, 2024, the Company received a written notice from Nasdaq notifying the Company that, while the Company has not regained compliance with the Minimum Bid Price Rule, Nasdaq had determined that the Company was eligible for an additional 180 calendar day period, or until May 27, 2025, to regain compliance.

On June 4, 2025, Nasdaq provided written confirmation to the Company that for the last 10 consecutive business days, from May 19 through June 3, 2025, the closing bid price of the Company’s Ordinary Shares has been at $1.00 per share or greater. Accordingly, the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2), and the matter is now closed.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CN Energy Group. Inc.

Date: June 6, 2025	By:	/s/ Wenhua Liu
	Name:	Wenhua Liu
	Title:	Interim Chief Executive Officer

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